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                                                                  Exhibit (e)(8)

                                    AGREEMENT

     AMENDMENT AND RESTATEMENT dated as of May 3, 2000, of an Agreement dated as of June 15, 1998, between PUERTO RICAN CEMENT COMPANY, INC. (the "Company"), and _______________ (the "Executive") (as amended and restated, the "Agreement"). (The term "Company" shall include Ready Mix Concrete, Inc. ("Ready Mix"), a wholly owned subsidiary of Puerto Rican Cement Company, Inc., if the Executive is employed principally by Ready Mix).

     This Agreement sets forth the severance compensation that the Company agrees to pay to the Executive if the Executive's employment with the Company terminates on or after May 3, 2000, under any of the circumstances described herein following a Change in Control (as defined herein).

                                   WITNESSETH

     WHEREAS, the Executive has made and is expected to make a major contribution to the profitability, growth and financial strength of the Company;

     WHEREAS, the Company considers the continued services of the Executive to be in the best interests of the Company and its shareholders and desires to encourage the continued services of the Executive without distraction or concern over any possible change in the control of the Company; and

     WHEREAS, the Executive is willing to remain in the employ of the Company on the understanding that the Company will provide him with severance compensation, as herein set forth, if his employment terminates on or after May 3, 2000, under one of the circumstances described herein following a Change in Control (as defined herein):

     NOW, THEREFORE, in consideration of the premises, and other good and valuable consideration receipt of which is acknowledged, the parties agree as follows:

     1.

     (a) If a Change in Control shall have occurred while the Executive is still an employee of the Company, the Executive shall be entitled to the compensation and benefits provided in this Agreement upon the termination, after such Change in Control, of the Executive's employment with the Company by the Executive or by the Company, at any time during the term of this Agreement, in the following circumstances:

          (i) the Executive's resignation; or

          (ii) the termination by the Company of the Executive's employment, other than for Cause (as defined in section 1(d)).

     (b) The date of the termination of the Executive's employment shall be the effective date of such termination as specified in any resignation tendered by the Executive to the Company or in any notice of termination given by the Company to the

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Executive. Except as provided in section 6 of this Agreement, no compensation shall be payable under this Agreement unless and until (i) there shall have been a Change in Control while the Executive is still an employee of the Company and
(ii) the Executive's employment by the Company thereafter shall have terminated in either of the circumstances described in section 1(a).

     (c) For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred if (i) there shall be consummated (A) any consolidation or merger of the Company with or into any other corporation, in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's common stock, $1.00 par value per share ("Common Stock"), would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the consolidation or merger or (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company has occurred, provided that there shall be excluded any merger, consolidation or sale of assets in which the surviving corporation or the purchaser is an entity controlled in its majority by the present principal stockholders of the Company (the "Principal Stockholders") and their affiliates; (ii) the Company's stockholders have approved any plan or proposal for the liquidation or dissolution of the Company; (iii) any person (as such term is used in sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than the Principal Stockholders and their affiliates, becomes the beneficial owner, within the meaning of rule 13d-3 under the Exchange Act, of 20% or more of the Company's outstanding Common Stock; or (iv) during any period of two consecutive years, individuals who at the beginning of such period constitute the Company's entire board of directors cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

     (d) For purposes of this Agreement, "Cause" for termination of the Executive's employment means, and is limited to, (i) the Executive's gross willful misconduct which is demonstrably and substantially injurious to the Company or (ii) the commission of a felony or misdemeanor which impairs the Executive's ability substantially to perform his duties to the Company. Acts or omissions by the Executive in good faith and with a reasonable belief that such actions or omissions are in the best interests of the Company shall not constitute gross willful misconduct, unless such acts or omissions continue after notice from the Company to desist therefrom. The Executive's employment shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the Company's board of directors at a meeting called and held for that purpose (after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive's counsel, to be heard before the board of directors), finding that in the good faith opinion of the board of directors, Cause, as herein defined, exists for such termination and specifying the basis for such finding.

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     2.

     (a) If the Executive shall be entitled to compensation pursuant to section 1 of this Agreement, then the Company shall pay to the Executive as severance pay an amount equal to the sum of (i) two and one-half times his annual base salary as of the time of the Change in Control or as of the effective date of termination, whichever is greater; (ii) two and one-half times the average of the Executive's annual bonus awards with respect to the three years immediately preceding the Change in Control; and (iii) an amount sufficient to permit the Executive to rent and operate for a 24-month period an automobile comparable to the one provided by the Company at the time of termination; provided, however, that if such amount either alone or together with other payments that the Executive has the right to receive from the Company provided for in this Agreement and any other payments that the Executive has the right to receive from the Company, would constitute an "excess parachute payment" (as defined in section 280G of the Internal Revenue Code of 1986 (the "Code")), such severance payments shall be reduced to the largest amount that could be payable to the Executive without any portion of the severance payments under this Agreement being subject to the excise tax imposed under section 4999 of the Code, as determined by the Company. (The limitation contained in the foregoing provides shall be determined as if the Code and section 280G of the Code were applicable in Puerto Rico, even if such is not the case.)

     (b) The amount payable pursuant to section 2(a) shall be payable at the Company's election in (i) equal monthly installments over a three-year period following termination of the Executive's employment commencing the first day of the month following the effective date of termination or (ii) in one lump sum payment payable the first day of the month following the effective date of termination. If the Company elects to pay the Executive in installments, the Company's obligation to make those payments shall be secured by an irrevocable letter of credit in an amount equal to the amount payable to the Executive pursuant to section 2(a) issued by the Banco Popular de Puerto Rico or any other bank in Puerto Rico selected by the Company and satisfactory to the Executive. The letter of credit shall not expire earlier than 30 days after the date that the last installment payment is due. If payments pursuant to section 2(a) are not made, the Executive shall have the right to draw on the letter of credit in one lump sum. If the Executive dies prior to the payment in full of the amounts payable to the Executive pursuant to section 2(a), a lump sum payment equal to the aggregate amount of the then unpaid payments shall be made to the Executive's estate.

     3. If the Executive shall be entitled to compensation pursuant to section 1 of this Agreement,

     (a) The Company shall continue to provide the Executive with the benefits specified on Exhibit A for a period of 24 months following his termination, provided that if the Company is unable to provide any such benefit for said 24-month period to the Executive, the Company shall pay the Executive an amount equal to the cost (on an after-tax basis) to the Executive of obtaining such benefit for all or the remainder of such 24-month period. If the proviso in the immediately preceding sentence shall be in effect,

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such amount shall be payable to the Executive in one lump sum on the tenth business day following the effective date of the termination of the Executive's employment.

     (b) The Company shall pay to the Executive, for the period commencing with the first day of the first month following the effective date of termination of the Executive and ending on the first to occur of (i) his "Normal Retirement Date" (as defined in the Company's Employees' Pension Plan (the "Pension Plan")) and (ii) the tenth anniversary of the effective date of termination of the Executive (said period the "Severance Pension Period"), a level monthly amount in which the actuarial present value of said amount is equal to the amount by which the actuarial present value of the Executive's "Accrued Benefit" (as defined in the Pension Plan) under the Pension Plan as of the date of the Executive's termination is less than the actuarial present value of the "Accrued Benefit"(as defined in the Pension Plan) under the Pension Plan which the Executive would have accrued thereunder if he had remained in the Company's employ for an additional period equal to the lesser of (A) 5 full years following his date of termination or (B) the amount of time between his date of termination and his "Normal Retirement Date" (as defined in the Pension Plan), in either case, (1) including any early retirement subsidy applicable pursuant to section 5.3(b) of the Pension Plan, and (2) at compensation equivalent to the Executive's highest annual compensation during the three years preceding the termination of his employment (the "Severance Pension"). If the Executive dies during the Severance Pension Period, the actuarially equivalent value of any unpaid portion of the Severance Pension shall be paid to his estate in a lump sum as soon as reasonably practicable following the date of his death. For purposes of determining actuarial equivalence under this paragraph, the actuarial assumptions and methodologies in effect under the Pension Plan as of the date of the Executive's termination shall be utilized.

     (c) The Company's obligation to make the payments set forth in section 3(b) above shall be secured by an irrevocable letter of credit in an amount equal to the amount payable to the Executive pursuant to section 3(b) issued by the Banco Popular de Puerto Rico or any other bank in Puerto Rico selected by the Company and satisfactory to the Executive. The letter of credit shall not expire earlier than 30 days after the date that the last installment payment is due. If payments pursuant to section 3(b) are not made, the Executive shall have the right to draw on the letter of credit in one lump sum.

     4.

     (a) The Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Agreement be reduced by any compensation earned by the Executive as the result of employment by another employer after the date of the Executive's termination, or otherwise.

     (b) The payments described in sections 2 and 3 of this Agreement shall be in addition to any termination payments prescribed by Law 80 of 1976, 29 LPRA
Section 1B5. Should termination be made due to a "Change in Control", the Company agrees to make the payments set forth under Law 80 of 1976. The payments described in sections 2

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and 3 of this Agreement shall be in addition to any remedy which may be available to the employees under any federal, commonwealth, state or local law.

     (c) The provisions of this Agreement (other than section 3(a) and 3(b)), and any payment provided hereunder, shall not reduce or increase any amounts otherwise payable, or affect the Executive's rights under, any benefit plan of the Company or any other compensation to which the Executive may be entitled apart from this Agreement.

     (d) This Agreement does not constitute a contract of employment, and nothing in this Agreement shall entitle the Executive to continuing employment with the Company or to any rights other than the specific payments provided for herein.

     5.

     (a) This Agreement shall terminate (except to the extent that any obligation of the Company shall have accrued hereunder prior to termination and remains unpaid as of such time) upon the earliest of (i) May 3, 2010, if a Change in Control has not occurred by that date; (ii) the termination of the Executive's employment with the Company prior to a Change in Control (except as provided in section 6 of this Agreement) as a result of death, disability, or retirement or for any other reason, whether resulting from the Executive's voluntary resignation or from termination by the Company for any reason, without limitation; (iii) two years after the first Change in Control to occur after the date of this Agreement if the Executive has not terminated his employment within that period; and (iv) after a Change in Control, if the Executive's employment with the Company is terminated for Cause or as a result of death, disability or retirement.

     (b) For purposes of section 5(a), (i) "disability" shall have the meaning specified in the Company's Long-Term Disability Plan; and (ii) "retirement" shall mean the termination of the Executive's employment upon the attainment of the age set forth in the Pension Plan as the age required for "normal retirement" or the termination of the Executive's employment at his election upon the attainment of the age and after completion of the number of years of service with the Company, in each case as designated in the Pension Plan as the age and service requirement for "early retirement."

     6. Notwithstanding anything to the contrary contained in this Agreement, the Executive shall be entitled to the compensation provided for in this Agreement, if, prior to a Change in Control, but in contemplation of that Change in Control, the Executive's employment with the Company is terminated by the Company other than for Cause or by the Executive (regardless of whether the Change in Control shall have actually occurred). For purposes of this Agreement, the termination of the Executive's employment shall be deemed to be in contemplation of a Change in Control if, at the time of termination of the Executive's employment, the Company had announced its intention to enter into, or had entered into, an agreement with respect to one of the transactions described in section 1(c)(i) and such transaction is consummated within 180 days after the date of termination of the Executive's employment. The compensation provided for in sections 2 and 3 of this Agreement shall be paid to the Executive in accordance with sections 2 and 3 as if the

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effective date of the termination of the Executive's employment is the effective date of the Change in Control of the Company.

     7. This Agreement shall inure to the benefit of and be enforceable by the Executive's heirs, distributees and personal and legal representatives, and shall be binding on the Company and its respective successors and assigns.

     8. For purposes of this Agreement, all notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt registered, postage prepaid, as follows:

                  If to the Company:
                  Puerto Rican Cement Company, Inc.
                  P. O. Box 364487
                  San Juan, PR 00936-4487
                  Attention:  Chief Executive Officer.

                  If to the Executive:

                  [                    ]

or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

     9. Any claim or controversy arising between the parties hereto in connection with the subject matter hereof that cannot be settled by the mutual agreement of the parties shall be resolved by binding arbitration held before a single arbitrator in a location within San Juan, Puerto Rico. The arbitration proceedings shall be in accordance with the rules of the American Arbitration Association then in effect and the decision of the arbitrator shall be final. Written notice of the demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter in question has arisen, and shall be made prior to the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations.

     10. If the Executive incurs reasonable legal or other fees and expenses in a reasonable effort to establish entitlement to benefits under this Agreement, regardless of whether the Executive ultimately prevails, the Company shall reimburse him for such fees and expenses to the extent not reimbursed by the Company's officers' and directors' insurance policy, if any. Reimbursement of fees and expenses shall be made monthly during the course of any action upon the written submission of a request for reimbursement together with proof that the fees and expenses are incurred.

     11. This Agreement may not be amended except by a writing signed by the Executive and the Company. No waiver shall be effective unless in writing signed by the party to be charged, and no waiver of any breach of any term or provision of this

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Agreement shall constitute a waiver of any other breach or of any other term or provision. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. This Agreement shall be governed by and construed in accordance with the laws of Puerto Rico. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

     12. If any claim shall be made that any provision of this agreement is invalid or unenforceable under or by reason of any federal or Commonwealth of Puerto Rico law, rule or regulation, such provision shall, to the extent possible, be given effect in such manner as will render the same valid and enforceable. If any such provision, notwithstanding the preceding sentence, be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect or render invalid or unenforceable any other provision of this agreement. Should any percentage of the payments and/or compensation received by the Executive under this Agreement be illegal under any federal or Commonwealth of Puerto Rico law, the Company shall be obligated to make the percentage of the payment or compensation that is not illegal.

     13. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

EXECUTIVE

By:_________________________



PUERTO RICAN CEMENT COMPANY, INC.



By:_________________________
Name:
Title: